

Marine Harvest

Q3 2015 Presentation

Forward looking statements

This presentation may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest's contracted volumes, goals and strategies, including strategic focus areas, salmon prices, ability to increase or vary harvest volume, the anticipated business combination between MH Chile and Aqua Chile, production capacity, expectations of the capacity of our fish feed plant, trends in the seafood industry, including industry supply outlook, exchange rate and interest rate hedging policies and fluctuations, dividend policy and guidance, asset base investments, capital expenditures and net working capital guidance, NIBD target, cash flow guidance and financing update, guidance on financial commitments and cost of debt and various other matters concerning Marine Harvest's business and results. These statements speak of Marine Harvest's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties.

Our registration statement on Form 20-F filed with the US Securities and Exchange Commission in 2014 contain information about specific factors that could cause actual results to differ, and you are urged to read them. Marine Harvest disclaims any continuing accuracy of the information provided in this presentation after today.

marineharvest

Highlights

- Operational EBIT of NOK 720m
  - Good contribution from Norway
  - Record results by Feed
  - Preparation costs Rosyth ~ EUR 3m (Consumer Products)
- Strong demand in Europe and Asia
- Challenging market conditions in Americas
- Quarterly dividend of NOK 1.40 per share

Key financials

Marine Harvest Group - main figures Unaudited NOK million	Q3 2015	Q3 2014	YTD Q3 2015	YTD Q3 2014	2014
Operational revenue and other income	6 910	6 202	19 899	18 633	25 496
Operational EBIT [1)]	720	912	2 270	3 222	4 254
Cash flow from operations	591	875	1 857	3 410	3 944
Net interest-bearing debt (NIBD)	8 742	7 230	8 742	7 230	9 268
Underlying EPS (NOK) [2)]	1.08	1.50	3.43	5.33	7.01
Net cash flow per share (NOK) [3)]	0.25	0.36	1.16	7.11	6.65
Dividend declared and paid per share (NOK)	1.30	1.00	3.80	7.20	8.30
ROCE [4)]	12.2%	19.0%	12.2%	21.5%	20.2%
Harvest volume (gutted weight tons, salmon)	105 963	107 333	309 598	313 752	418 873
Operational EBIT - NOK per kg [5)] - Total	6.80	8.50	7.33	10.27	10.16
Norway	10.11	9.71	10.95	11.52	11.81
Scotland	6.14	9.95	5.22	11.58	9.62
Canada	1.36	4.70	2.90	11.36	9.40
Chile	-6.50	6.06	-5.97	6.11	4.70

Notes in appendix

Salmon prices


Weekly reference prices
60
50
40
30
20
10
0
7
6
5
4
3
2
1
0
NOK per kg (Oslo)
USD per lbs (Miami and Seattle)
2010
2011
2012
2013
2014
2015
Reference price Norway NOK (NASDAQ average superior Oslo, GWE/kg)
Reference price Chile USD (Urner Barry average D-trim 3-4 lbs FOB Miami)
Reference price Canada USD (Urner Barry average superior GWE 10-12 lbs FOB Seattle)

- Prices in Europe at good levels in the quarter
- Weak prices in Americas. Slow demand. Supply increase and inventory release of frozen Chilean salmon

Price achievement by origin



140%
120%
100%
80%
60%
40%
20%
0%
107%
105%
113%
104%
100%
99%
110%
114%
Norwegian
Scottish
Canadian
Chilean
Q3 2014
Q3 2015

Contract share	43%	34%	0%	9%
Superior share	93%	92%	91%	87%

Note: Q3 2015 average price achievement is measured versus reference prices in all markets (Norway/Faroes (NASDAQ), Scotland (NASDAQ+ NOK 1.74), Canada (UB Seattle), Chile (UB Miami)

Operational EBIT comparison



1 200
1 000
800
600
400
200
0
NOK million
912
53
- 314
15
-3
57
720
Op EBIT Q3 2014
MH Feed
Farming
Markets
Consumer Products
Other
Op EBIT Q3 2015

Norway

SALMON OF NORWEGIAN ORIGIN		
NOK million	Q3 2015	Q3 2014
Operational EBIT	**595**	**624**
Harvest volume (GWT)	58 873	64 299
Operational EBIT per kg (NOK)	**10.11**	**9.71**
- of which MH Markets	1.33	1.03
- of which MH Consumer Products	0.43	0.78
Exceptional items incl in op. EBIT	-167	-118
Exceptional items per kg (NOK)	-2.83	-1.84
Price achievement/reference price	*105%*	*107%*
Contract share	*43%*	*40%*
Superior share	*93%*	*94%*



Operational EBIT Salmon of Norwegian Origin
Q3 2015 vs Q3 2014
1000
900
800
700
600
500
400
300
200
100
0
Op EBIT Q3 2014
Price
Volume
Feed
Oth SW costs
Non SW costs
Op EBIT Q3 2015

- Good results in the quarter driven by improved prices
- Increased costs due to feed price, precautionary harvesting of small fish and lower volume
- New sea lice management strategy implemented

Note: Details on Nova Sea in appendix

Norway: Sales contract portfolio



Contnracted volumes (GWE tons)
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Realised contract volumes last quarters
Contracted volumes next quarters

Note: Marine Harvest Norway's fixed price/fixed volume contracts with third party customers and MH's processing entities. MH's processing entities cover a large proportion of their sales exposure through third party end product contracts.

Norway: Operational EBIT/kg per region


NOK per kg
14
12
10
8
6
4
2
0
6.67
8.32
9.80
10.93
11.49
9.28
9.76
10.76
9.71
10.11
South
West
Mid
North
Total
Q3 2014
Q3 2015

Including contribution from Sales and Marketing

Scotland

SALMON OF SCOTTISH ORIGIN		
NOK million	Q3 2015	Q3 2014
Operational EBIT	**102**	**137**
Harvest volume (GWT)	16 586	13 740
Operational EBIT per kg (NOK)	**6.14**	**9.95**
- of which MH Markets	2.57	2.10
- of which MH Consumer Products	0.15	0.31
Exceptional items incl in op. EBIT	- 19	- 13
Exceptional items per kg (NOK)	-1.14	-0.98
Price achievement/reference price	*104%*	*113%*
Contract share	*34%*	*49%*
Superior share	*92%*	*94%*



Operational EBIT Salmon of Scottish Origin Q3 2015 vs Q3 2014
160
140
120
100
80
60
40
20
0
Op EBIT Q3 2014
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q3 2015

- Lower prices measured in GBP driven by stronger GBP vs NOK
- Good volumes have reduced production cost (scale effect)
- Challenging biological conditions

Canada

SALMON OF CANADIAN ORIGIN NOK million	Q3 2015	Q3 2014
Operational EBIT	**12**	**33**
Harvest volume (GWT)	8 668	7 052
Operational EBIT per kg (NOK)	**1.36**	**4.70**
- of which MH Markets	1.18	0.59
- of which MH Consumer Products	0.00	0.00
Exceptional items incl in op. EBIT	-11	-5
Exceptional items per kg (NOK)	-1.27	-0.65
Price achievement/reference price	*99%*	*100%*
Contract share	*0%*	*0%*
Superior share	*91%*	*88%*



Operational EBIT Salmon of Canadian Origin
Q3 2015 vs Q3 2014
35
30
25
20
15
10
5
0
Op EBIT Q3 2014
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q3 2015

- Low prices due to high supply growth from Canada and slow US demand
- Relatively good biological performance in a challenging quarter

Chile

SALMON OF CHILEAN ORIGIN		
NOK million	Q3 2015	Q3 2014
Operational EBIT	**- 120**	**101**
Harvest volume (GWT)	18 425	16 736
Operational EBIT per kg (NOK)	**-6.50**	**6.06**
- of which MH Markets	1.29	1.54
- of which MH Consumer Products	0.00	0.00
Exceptional items incl in op. EBIT	0	-6
Exceptional items per kg (NOK)	0.00	-0.37
Price achievement/reference price	*114%*	*110%*
Contract share	*9%*	*25%*
Superior share	*87%*	*88%*



Operational EBIT Salmon of Chilean Origin
Q3 2015 vs Q3 2014
150
100
50
0
-50
-100
-150
-200
Op EBIT Q3 2014
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q3 2015

- Situation in Chile is concerning and unsustainable
- Prices remain weak due to high supply and unfavourable currency movements
- Costs affected by challenging biology and exceptional mortality
  - Full cost in box USD 4.6 per kg (GWE)

Ireland and Faroes

SALMON OF IRISH ORIGIN		
NOK million	Q3 2015	Q3 2014
Operational EBIT	**28**	**6**
Harvest volume (GWT)	3 411	2 419
Operational EBIT per kg (NOK)	**8.10**	**2.58**
- of which MH Markets	-0.04	-0.11
- of which MH Consumer Products	0.22	-0.25
Exceptional items incl in op. EBIT	-22	-4
Exceptional items per kg (NOK)	-6.31	-1.83
Price achievement/reference price	*na*	*na*
Contract share	*68%*	*82%*
Superior share	*84%*	*83%*

SALMON OF FAROESE ORIGIN		
NOK million	Q3 2015	Q3 2014
Operational EBIT	**- 2**	**42**
Harvest volume (GWT)	0	3 086
Operational EBIT per kg (NOK)	*na*	**13.48**
- of which MH Markets	*na*	5.98
- of which MH Consumer Products	*na*	0.00
Exceptional items incl in op. EBIT	0	0
Exceptional items per kg (NOK)	0.00	0.00
Price achievement/reference price	*na*	*113%*
Contract share	*na*	*0%*
Superior share	*na*	*95%*

- Volumes from the Faroes starting in Q4 2015

marineharvest

Consumer Products

CONSUMER PRODUCTS		
NOK million	Q3 2015	Q3 2014
Operating revenues	2 393	2 056
Operational EBIT	**41**	**44**
Operational EBIT %	1.7%	2.2%
Volume sold (tons product weight)	25 116	24 251
Exceptional items	0	0
Volume share salmon	*73%*	*74%*
Revenue share salmon	*78%*	*78%*


Mowi Salmon

- Results impacted by low season and preparation costs of ~EUR 3m at the Rosyth plant in connection with a contract for a major UK retailer
- Positive trend of high share of elaborated products continues
- Strong growth in Southern Europe and Germany. France slight improvement

Please note that Consumer Products is the combined operations of the former VAP Europe and Morpol

Feed

FEED NOK million	Q3 2015	Q3 2014
Operating revenues	1 027	539
Operational EBIT	**73**	**20**
Operational EBIT %	7.1%	3.7%
Feed sold volume	97 897	55 384
Feed produced volume	91 082	56 097
Exceptional items	0	0



- Record quarterly volume, revenues and EBIT
- Low biomass of anchovies in Peru
  - Increasing market prices for fish oil and fish meal
  - MHG covered for fish meal through Q4 2015 and for fish oil through Q1 2016

marineharvest

Third Quarter 2015
Financials, Harvest Volumes and Markets

Profit and Loss

Marine Harvest Group NOK million	Q3 2015		Q3 2014		YTD Q3. 15		YTD Q3. 14		2014	
Operational revenue and other income	**6 910**	*11%*	**6 202**	*44%*	**19 899**	*7%*	**18 633**	*49%*	**25 496**	*33%*
Operational EBIT [1]	**720**		**912**		**2 270**		**3 222**		**4 254**	
Unrealized salmon derivatives	-16		17		-55		18		54	
Change in unrealized internal profit feed	- 25		- 37		- 7		- 37		- 92	
Net fair value adjustment of biomass, onerous contracts	359		74		- 862		- 874		- 487	
Restucturing costs	- 10		- 5		- 136		- 50		- 53	
Other non-operational items	0		0		22		- 168		- 168	
Income from associated companies	93		51		111		94		150	
Impairment losses - fixed assets	- 1		0		- 28		1		- 24	
EBIT	**1 120**		**1 012**		**1 315**		**2 208**		**3 633**	
Net financial items	-730		-520		-435		-1 095		-2 147	
Earnings before tax	**390**		**492**		**880**		**1 113**		**1 487**	
Profit or loss for the period	**207**		**206**		**588**		**829**		**940**	
EPS (NOK)	0.46		0.49		1.34		2.01		2.28	
Underlying EPS (NOK)	1.08		1.50		3.43		5.33		7.01	
Net cash flow per share (NOK)	0.25		0.36		1.16		7.11		6.65	
Dividend declared and paid per share (NOK)	1.30		1.00		3.80		7.20		8.30	
Operational EBIT margin	10.4%		14.7%		11.4%		17.3%		16.7%	
Harvest volume, HOG tons (salmonids)	105 963	*-1%*	107 333	*33%*	309 598	*-1%*	313 752	*31%*	418 873	*22%*
Operational EBIT per kg incl margin from Sales and Marketing [2]	6.80		8.50		7.33		10.27		10.16	
ROCE [3]	12.2 %		19.0 %		12.2 %		21.5 %		20.2 %	

Notes in appendix

Financial Position

Marine Harvest Group NOK million	30.09.2015	30.09.2014	31.12.2014
Non-current assets	19 816	16 924	18 662
Current assets	17 833	14 829	18 294
Assets held for sale	9	41	19
Total assets	**37 657**	**31 793**	**36 974**
Equity	17 906	14 193	14 718
Non-current liabilities	13 790	12 897	16 572
Current liabilities	5 962	4 703	5 684
Total equity and liabilities	**37 657**	**31 793**	**36 974**
Net interest-bearing debt	8 742	7 230	9 268
Equity ratio	47.5%	44.6%	39.8%

Cash Flow and Net Interest Bearing Debt

Marine Harvest Group NOK million	Q3 2015	Q3 2014	YTD Q3. 15	YTD Q3. 14	2014
NIBD beginning of period	**-7 685**	-6 990	-9 268	-7 791	-7 791
Operational EBITDA	1 042	1 160	3 196	3 921	5 221
Change in working capital	-308	-158	-588	-97	-721
Taxes paid	-29	-55	-506	-209	-295
Other adjustments	-114	-72	-246	-205	-261
Cash flow from operations	**591**	**875**	**1 857**	**3 410**	**3 945**
Net Capex	-400	-556	-1 330	-1 265	-1 712
Cash from disposal of assets held for sale	0	0	0	1 173	1 182
Other investments	-14	-54	357	11	-716
Cash flow from investments	**-413**	**-610**	**-973**	**-81**	**-1 245**
Net interest and financial items paid	-65	-65	-247	-263	-412
Other items	24	-105	-249	320	378
Bonds converted to equity	0	0	2 369	0	0
Dividend distributed	-585	-489	-1 662	-2 952	-3 424
Translation effect on interest-bearing debt	-609	154	-569	127	-719
NIBD end of period	**-8 742**	**-7 230**	**-8 742**	**-7 230**	**-9 268**
Debt distribution [1]:					
EUR	71%	67%	71%	67%	71%
USD	13%	15%	13%	15%	14%
GBP	4%	2%	4%	2%	4%
Other currencies	12%	18%	12%	18%	11%

[1] Debt distribution including effect of cross currency swaps.

2015 Cash Flow Guidance

- 2015 cash flow estimates
  - Working capital buildup: Revised up to NOK 1,300m mainly due to FX
    - Support further organic growth
  - Capital expenditures unchanged of NOK 1,900m
    - NOK 1,100m – Maintenance
    - NOK 550m - Smolt and cleaner fish
    - NOK 250m – Other
  - The remaining amount of USD 18.5m in connection with the purchase of the Acuinova assets is expected to be paid in 2015
  - Interest expenses: Revised up to NOK 300m due to FX
  - Tax payables: Revised down to NOK 600m

- Quarterly dividend in Q4 2015 of NOK 1.40 per share (repayment of paid in capital)

Due to seawater growth patterns, WC is highly seasonal
Slow seawater growth in 1H leads to working capital release and high seawater growth in 2H leads to working capital build up

Overview of financing

- EUR 805m Facility Agreement
  - Maturity – Q4 2019
  - Covenants:
    - 35% equity ratio
  - Accordion option EUR 45m
  - Lenders: DNB, Nordea, Rabobank and ABN Amro

- EUR 375m issued in April 2014
  - Tenor 5 years, annual coupon 0.875%(1), conversion price EUR 10.2927

- NOK 1,250m bond issued in February 2013
  - Tenor 5 years, NIBOR + 3.5%

Note: (1) Paid semi annually in arrears

Supply development

Suppliers	Estimated volumes Q3 2015	Q3 2014	Compared to Q3 2014 Volume	%	Est. volumes Q2 2015
Norway	273 900	277 200	-3 300 ↓	-1.2%	267 500
Scotland	45 700	43 400	2 300 ↑	5.3%	36 900
Faroe Islands	17 600	17 400	200 ↑	1.1%	17 400
Ireland	4 000	3 500	500 ↑	14.3%	4 100
Total Europe	**341 200**	**341 500**	**-300** ↓	**-0.1%**	**325 900**
Chile	126 500	129 200	-2 700 ↓	-2.1%	118 600
North America	35 100	28 900	6 200 ↑	21.5%	38 300
Total Americas	**161 600**	**158 100**	**3 500** ↑	**2.2%**	**156 900**
Australia	9 500	8 500	1 000 ↑	11.8%	8 600
Other	4 200	4 500	-300 ↓	-6.7%	4 800
Total	**516 500**	**512 600**	**3 900** ↑	**0.8%**	**496 200**

Source: Kontali

- Global supply growth in Q3 in line with previous guidance
- Negative growth from Norway and some growth in Scotland
- Substantial supply growth from Canada due to recovery year
- Reduced supply from Chile as expected

Note: (1) Atlantic Salmon (GWE tons)

Development in reference prices

Reference prices	Q3 2015 NOK	Change vs Q3 2014	Q3 2015 Market (4)	Change vs Q3 2014
Norway (1)	NOK 40.72	16.0%	EUR 4.45	5.0%
Chile (2)	NOK 29.28	5.1%	USD 3.56	-20.1%
Chile, GWE (3)	NOK 31.92	-1.5%	USD 3.88	-25.1%
North America (4)	NOK 19.39	7.3%	USD 2.36	-18.5%
North America, GWE (3)	NOK 37.60	3.6%	USD 4.58	-21.3%

Notes:

(1) NASDAQ average superior GWE/kg (gutted weight equivalent)

(2) Urner Barry average D trim 3-4 lbs FOB Miami

(3) Reference price converted back-to-plant equivalent in GWE/kg

(4) Urner Barry average GWE 10-12 lbs FOB Seattle


Weekly reference prices
NOK per kg (Oslo)
USD per lbs (Miami and Seattle)
0
10
20
30
40
50
60
0
1
2
3
4
5
6
7
2010
2011
2012
2013
2014
2015
Reference price Norway NOK (NASDAQ average superior Oslo, GWE/kg)
Reference price Chile USD (Urner Barry average D-trim 3-4 lbs FOB Miami)
Reference price Canada USD (Urner Barry average superior GWE 10-12 lbs FOB Seattle)

Source: Marine Harvest and Kontali

Global volume by market

Markets	Estimated volumes Q3 2015	Q3 2014	Compared to Q3 2014 Volume	%	Est. volumes Q2 2015	12 month comparison LTM	PTM	%
EU	248 500	236 300	12 200	5.2%	235 600	966 200	897 800	7.6%
Russia	29 900	34 400	-4 500	-13.1%	24 900	109 800	140 200	-21.7%
Other Europe	20 700	21 900	-1 200	-5.5%	19 900	84 400	84 900	-0.6%
Total Europe	**299 100**	**292 600**	**6 500**	**2.2%**	**280 400**	**1 160 400**	**1 122 900**	**3.3%**
USA	91 800	81 600	10 200	12.5%	95 900	360 100	323 500	11.3%
Brazil	26 500	21 300	5 200	24.4%	21 000	99 000	88 700	11.6%
Other Americas	29 800	28 400	1 400	4.9%	24 600	111 000	109 300	1.6%
Total Americas	**148 100**	**131 300**	**16 800**	**12.8%**	**141 500**	**570 100**	**521 500**	**9.3%**
China / Hong Kong	19 900	20 500	-600	-2.9%	19 000	75 200	78 700	-4.4%
Japan	14 200	13 700	500	3.6%	10 800	52 000	59 300	-12.3%
South Korea / Taiwan	11 300	9 100	2 200	24.2%	10 900	45 900	33 700	36.2%
Other Asia	14 000	17 600	-3 600	-20.5%	13 100	61 200	64 600	-5.3%
Total Asia	**59 400**	**60 900**	**-1 500**	**-2.5%**	**53 800**	**234 300**	**236 300**	**-0.8%**
All other markets	21 600	22 800	-1 200	-5.3%	19 900	84 600	86 500	-2.2%
Total	**528 200**	**507 600**	**20 600**	**4.1%**	**495 600**	**2 049 400**	**1 967 200**	**4.2%**
Inflow to US from Europe	20 200	17 800	2 400	13.5%	19 000	74 300	73 600	1.0%
Inflow to EU from Chile	9 500	11 300	-1 800	-15.9%	8 700	39 900	44 600	-10.5%

- Strong demand in EU
- US market growing but at very low prices. Good development in Brazil
- China/Hong Kong still affected by lack of large sized salmon and trading barriers
  - Underlying consumption trends in Asia positive

Source: Kontali
Note: Atlantic Salmon (HOG tons), LTM Last twelve months, PTM Previous twelve months

Industry supply outlook

marineharvest

GWE tonnes (thousands)	2012	2013	2014	Estimates 2015 Low	Y/Y growth	High	Y/Y growth	Estimates 2016 Low	Y/Y growth	High	Y/Y growth
Norway	1 065	1 029	1 079	1 089	1%	1 099	2%	1 060	-3%	1 120	2%
UK	143	142	154	152	-2%	156	1%	150	-1%	170	9%
Faroes	63	65	74	67	-10%	69	-7%	72	7%	78	13%
Total Europe	**1 272**	**1 237**	**1 308**	**1 308**	**0%**	**1 324**	**1%**	**1 282**	**-2%**	**1 368**	**3%**
Chile	328	421	525	514	-2%	524	0%	490	-5%	525	0%
North America	140	122	109	139	27%	143	31%	130	-6%	150	5%
Total Americas	**468**	**543**	**634**	**652**	**3%**	**666**	**5%**	**620**	**-5%**	**675**	**1%**
Other	60	57	62	70	12%	72	15%	71	2%	80	12%
Total	**1 800**	**1 837**	**2 004**	**2 030**	**1%**	**2 062**	**3%**	**1 973**	**-3%**	**2 123**	**3%**

GWE tonnes (thousands)	Q4 2012	Q4 2013	Q4 2014	ESTIMATES Q4 2015 Low	Q/Q growth	High	Q/Q growth
Norway	304	309	301	288	-4%	298	-1%
UK	35	41	36	40	10%	44	21%
Faroes	18	18	23	20	-13%	22	-4%
Total Europe	**358**	**368**	**360**	**348**	**-3%**	**364**	**1%**
Chile	96	116	138	135	-2%	145	5%
North America	38	29	32	36	14%	40	27%
Total Americas	**134**	**144**	**170**	**171**	**1%**	**185**	**9%**
Other	17	15	17	18	5%	20	17%
Total	**509**	**527**	**547**	**537**	**-2%**	**569**	**4%**

- 2015 guidance in line with previous guidance
- 2016 guidance: Contained growth. Global growth between -3% to 3%
  - Europe: 0% growth
  - Americas: -2% growth (Chile slight contraction)

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.

MHG 2015 and 2016 volume guidance

Salmon species *GWE tons (1000)*	2013 *Actual*	Q1 2014 *Actual*	Q2 2014 *Actual*	Q3 2014 *Actual*	Q4 2014 *Actual*	2014 *Actual*	Q1 2015 *Actual*	Q2 2015 *Actual*	Q3 2015 *Actual*	Q4 2015 *Guidance*	2015 *Guidance*	2016 *Guidance*
Norway	222	55	69	64	70	258	65	64	59	69	257	265
Chile	28	18	16	17	17	68	16	13	18	16	64	56
Canada	33	6	6	7	7	27	10	12	9	9	40	42
Scotland	48	10	18	14	6	49	7	12	17	16	52	56
Other Units	12	3	4	6	5	18	1	3	3	5	12	21
Total	344	92	114	107	105	419	99	104	106	115	425	440

- 2015 reduced guidance from 430,000 tons GWE to 425,000 tons GWE
  - Chile decreased by 3,000 tons due to early harvest and mortalities
  - Canada decreased by 2,000 tons due to algae blooms
- 2016 volume guidance of 440,000 GWE
  - 3.5% growth

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.

Outlook

- Market balance expected to remain tight
  - Future prices (NASDAQ) have increased to NOK 44 per kg next 12 months
- Robust consumer demand in Europe and underlying demand in Asian markets positive
- Continued weak American price achievement in Q4 2015
- Quarterly dividend of NOK 1.40 per share

Appendix

Dividend policy

- The quarterly dividend level shall reflect the present and expected future cash flow generation of the Company
- To this end, a target level for net interest bearing debt is determined, reviewed and updated on a regular basis
- When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends

- NIBD target of EUR 950m
  - EUR 1.8 per kg harvest volume (equivalent to ca NOK 15 per kg)
  - Residual attributed to non-farming businesses

Contract coverage and sales contract policy

- Q4 2015 contract shares (% of guided volume):
  - Norway 51%
  - Scotland 42%
  - Canada 0%
  - Chile 4%

SALES CONTRACT POLICY	Min hedging rate (1)	Max hedging rate (1)
Norway (2) (3)	22.5 %	50.0 %
Chile (3)	22.5 %	50.0 %
Canada	0.0 %	30.0 %
Scotland	40.0 %	75.0 %
Ireland	40.0 %	100.0 %
Faroes	0.0 %	30.0 %
Weighted average	**22.7 %**	**52.1 %**

Notes:
(1) Hedging rates for the next quarter, limits dropping over time
(2) External and internal contract (including financial futures)
(3) Contract rate can be increased to 65% under special circumstances

- Contracts typically have a duration of 3-12 months
  - Contracts are entered into on a regular basis
  - Policy opens for contracts of up to 48 month duration

Quarterly segment overview

NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	Group
	SOURCES OF ORIGIN QTD							
OPERATIONAL EBIT								
FARMING	492	57	2	- 144	27	- 1		433
SALES AND MARKETING								
Markets	78	43	10	24	0	- 1	5	159
Consumer Products	25	3	0	0	1	0	13	41
SUBTOTAL	**595**	**102**	**12**	**- 120**	**28**	**- 2**	**17**	**633**
Feed							73	73
Other entities [2]							14	14
TOTAL	**595**	**102**	**12**	**- 120**	**28**	**- 2**	**105**	**720**
Harvest volume (GWT, salmon)	58 873	16 586	8 668	18 425	3 411	0		105 963
Operational EBIT per kg (NOK) [3] - total Group	10.11	6.14	1.36	-6.50	8.10	na		6.80
- of which MH Markets	1.33	2.57	1.18	1.29	-0.04	na		1.50
- of which MH Consumer Products	0.43	0.15	0.00	0.00	0.22	na		0.39
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	105%	104%	99%	114%	na	na		105%
Contract share (%)	43%	34%	0%	9%	68%	na		33%
Quality - superior share (%)	93%	92%	91%	87%	84%	na		91%
Exceptional items included in Operational EBIT	-167	-19	-11	0	-22	0		-218
Exceptional items per kg (NOK)	-2.83	-1.14	-1.27	0.00	-6.31	0.00		-2.06
GUIDANCE								
Q4 2015 harvest volume (GWT)	69 000	16 000	9 000	16 000	3 000	2 000		115 000
2015 harvest volume (GWT)	257 000	52 000	40 000	64 000	10 000	2 000		425 000
2016 harvest volume (GWT)	265 000	56 000	42 000	56 000	9 500	11 500		440 000
Q4 2015 contract share (%)	51%	42%	0%	4%	0%	0%		37%

[1] Operational EBIT arising from non salmon species and 3rd party salmon not allocated to source of origin
[2] Sterling White Halibut, Headquarter and Holding companies
[3] Including Sterling White Halibut, Feed, Headquarter and Holding companies
[4] Sales and Marketing Price achievement

YTD segment overview

NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	Group
	SOURCES OF ORIGIN YTD							
OPERATIONAL EBIT								
FARMING	1 787	97	63	- 384	79	- 3		1 639
SALES AND MARKETING								
Markets	216	87	26	99	0	- 2	21	448
Consumer Products	56	4	0	0	2	0	25	87
SUBTOTAL	**2 060**	**188**	**89**	**- 285**	**80**	**- 5**	**46**	**2 174**
Feed							118	118
Other entities [2]							-23	- 23
TOTAL	**2 060**	**188**	**89**	**- 285**	**80**	**- 5**	**142**	**2 270**
Harvest volume (GWT, salmon)	188 113	36 049	30 729	47 732	6 975	0		309 598
Operational EBIT per kg (NOK) [3] - total Group	10.95	5.22	2.90	-5.97	11.53	0.00		7.33
- of which Markets	1.15	2.42	0.84	2.08	-0.03	0.00		1.45
- of which Consumer Products	0.30	0.12	0.00	0.00	0.26	0.00		0.28
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	102%	109%	99%	112%	na	0%		104%
Contract share (%)	38%	39%	0%	16%	78%	0%		32%
Quality - superior share (%)	91%	93%	89%	88%	89%	0%		91%
Exceptional items included in Operational EBIT	-414	-26	-14	-24	-22	0		-501
Exceptional items per kg (NOK) [5]	-2.20	-0.73	-0.46	-0.51	-3.09	0.00		-1.62
GUIDANCE								
Q4 2015 harvest volume (GWT)	69 000	16 000	9 000	16 000	3 000	2 000		115 000
2015 harvest volume (GWT)	257 000	52 000	40 000	64 000	10 000	2 000		425 000
2016 harvest volume (GWT)	265 000	56 000	42 000	56 000	9 500	11 500		440 000
Q4 2015 contract share (%)	51%	42%	0%	4%	0%	0%		37%

[1] Operational EBIT arising from non salmon species and 3rd party salmon not allocated to source of origin

[2] Sterling White Halibut, Headquarter and Holding companies

[3] Including Sterling White Halibut, Feed, Headquarter and Holding companies

[4] Sales and Marketing Price achievement

Quarterly segment overview

MH Operating Units	FARMING						MH Sales and Marketing					
NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Markets	Consumer Products	MH Feed	Other	Elim	Group*
Revenues and other income	2 366	729	308	628	215	0	5 178	2 393	1 027	104	- 6 037	6 910
Operating EBITDA	597	94	23	- 86	35	3	167	94	93	22	0	1 042
Operating EBIT	492	57	2	- 144	27	- 1	159	41	73	14	0	720
Fair Value adj on biomass, contracts/ unrealised derivatives	412	- 51	45	- 5	- 70	15	0	0	14	- 18	0	343
Unrealized margin adjustment	0	0	0	0	0	0	0	0	0	0	- 25	- 25
Restructuring cost	0	0	0	0	0	0	0	0	0	- 11	0	- 10
Other non-operational items	0	0	0	0	0	0	0	0	0	0	0	0
Income/loss from associated companies	89	4	0	0	0	0	0	0	0	0	0	93
Write-down of fixed assets/intangibles	0	- 1	0	- 1	0	0	0	1	0	0	0	- 1
EBIT	993	9	47	- 149	- 43	14	159	42	87	- 14	- 25	1 120
Contribution to operational EBIT from S&M	104	45	10	24	1	- 1	- 159	- 41		17		0
Operational EBIT incl contribution from S&M	595	102	12	- 120	28	- 2	0	0	73	32	0	720
Harvest / sales volume	58 873	16 586	8 668	18 425	3 411	0	101 101	25 116				
Operational EBIT/kg incl contribution from S&M (NOK)	10.11	6.14	1.36	- 6.50	8.10	na						
-of which S&M	1.76	2.72	1.18	1.29	0.18	0.00						

Development in harvest volumes

	2007	2008	2009	2010	2011	2012	2013					2014					2015E				
	Total	Total	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4E	Total
Norway	168.2	171.1	201.7	202.5	217.5	255.3	47.3	53.5	53.1	68.6	222.5	55.1	68.7	64.3	69.9	258.0	65.2	64.0	58.9	68.9	257.0
Chile	90.6	75.4	36.2	10.6	26.0	40.2	8.3	-	5.9	14.1	28.3	17.7	16.4	16.7	16.6	67.5	16.1	13.2	18.4	16.3	64.0
Canada	39.5	36.1	36.5	33.5	33.9	40.2	12.2	8.9	6.2	5.7	33.1	6.4	6.5	7.1	6.8	26.7	10.5	11.6	8.7	9.3	40.0
Scotland	31.1	32.3	37.7	33.1	50.2	40.3	9.6	13.3	13.8	11.7	48.4	10.5	18.3	13.7	6.4	48.9	7.1	12.4	16.6	16.0	52.0
Other (1)	10.5	11.8	15.0	16.0	15.3	16.3	2.7	3.6	2.0	3.2	11.5	2.6	4.3	5.5	5.4	17.8	0.6	2.9	3.4	5.0	12.0
Total	339.8	326.6	327.1	295.7	342.8	392.3	80.0	79.4	80.9	103.4	343.8	92.2	114.2	107.3	105.1	418.9	99.5	104.2	106.0	115.4	425.0

GROWTH RELATIVE TO SAME PERIOD IN PREVIOUS YEAR

	2007	2008	2009	2010	2011	2012	2013					2014					2015E				
	Total	Total	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4E	Total
Norway	19%	2%	18%	0%	7%	17%	-25%	-16%	-9%	-2%	-13%	17%	28%	21%	2%	16%	18%	-7%	-8%	-2%	0%
Chile	-10%	-17%	-52%	-71%	146%	55%	-15%	-100%	-40%	28%	-30%	115%	n.a.	184%	17%	139%	-9%	-19%	10%	-2%	-5%
Canada	16%	-9%	1%	-8%	1%	19%	15%	-16%	-25%	-47%	-18%	-48%	-28%	14%	19%	-19%	65%	79%	23%	36%	50%
Scotland	0%	4%	17%	-12%	51%	-20%	4%	17%	6%	74%	20%	9%	37%	0%	-46%	1%	-32%	-32%	21%	150%	6%
Other (1)	21%	12%	28%	7%	-4%	7%	-39%	2%	-45%	-31%	-29%	-4%	20%	172%	67%	54%	-76%	-32%	-38%	-7%	-33%
Total	8%	-4%	0%	-10%	16%	14%	-17%	-20%	-13%	0%	-12%	15%	44%	33%	2%	22%	8%	-9%	-1%	10%	1%

Notes:
(1) Ireland and the Faroes

Net capital expenditure guidance



CAPITAL EXPENDITURE
NOK million
2000
1800
1600
1400
1200
1000
800
600
400
200
0
2008
2009
2010
2011
2012
2013
2014
2015
Maintenance level

Net working capital guidance


Working capital tie-up (NOK million)
2 000
1 500
1 000
500
0
-500
-1 000
2008
2009
2010
2011
2012
2013
2014
2015

Guidance on financial commitments and cost of debt


900
800
700
600
500
400
300
200
100
0
NOK million
2011
2012
2013
2014
2015
Contractual repayments
Interest expenses

Please note the approximations are subject to changes

Nova Sea

	Ownership %	Harvest volume (GWE) 2013	2014	Q3 2014	Q3 2015	EBIT(1) per kg 2013	2014	Q3 2014	Q3 2015	NIBD Q3 2015
Nova Sea	48%	34 910	38 739	11 955	10 454	13.4	12.3	10.6	13.7	417

- Leading integrated salmon producer in Northern Norway
  - 33.33 wholly owned licenses
  - 4 partly owned licenses
- Marine Harvest has an ownership in Nova Sea of ~48% through direct and indirect shareholdings
- 2014 dividends of NOK 150m (paid in Q2-15)
  - Marine Harvest's share NOK ~69m
- Proportion of income after tax reported as income from associated companies in Marine Harvest Norway
  - NOK 86.6m in Q3 2015
    - IFRS adjustment of biomass NOK 36.5m



Debt distribution and interest rate hedging

DEBT VOLUME HEDGED AND FIXED RATES OF INTEREST RATE HEDGES (MARCH-MARCH) (1)

CURRENCY	DEBT	2015		2016		2017		2018		2019		2020		2021		2022	
	30/09/2015(2)	Nominal value	Fixed rate(3)	Nominal value	Fixed rate(3)	Nominal value	Fixed rate(3)	Nominal value	Fixed rate(3)	Nominal value	Fixed rate(3)	Nominal value	Fixed rate(3)	Nominal value	Fixed rate(3)	Nominal value	Fixed rate(3)
EUR m	684.9	367.1	1.00%	505.2	1.35%	634.9	1.67%	911.8	2.34%	970.5	3.27%	380.0	2.13%	380.0	2.20%	-	0.00%
USD m	155.0	123.0	1.98%	151.0	2.91%	138.5	3.12%	138.5	3.21%	167.5	2.93%	78.3	2.31%	78.3	2.31%	60.0	4.13%
GBP m	28.8	34.0	2.48%	34.0	3.04%	34.0	3.13%	34.0	3.13%	34.0	3.13%	23.5	2.83%	23.5	2.83%	-	0.00%
Other (NOK m)	1 210.5																

Market value of IRS contracts in MNOK (30/09/15):	-723.2
Mark to market valuation effect in Q3(4):	-175.0
Difference in fixed vs floating rate settled in cash in Q3	-7.8

Notes:
(1) MHG choses March as the starting month for all new interest hedging contracts
(2) Debt at book value after taking cross currency swaps into account
(3) Financing margin not included
(4) Quarterly change in market value booked against P/L

POLICY:

- External interest bearing debt is distributed as follows: EUR 71%, USD 13%, GBP 4%, other currencies 12%.
- Marine Harvest ASA shall hedge 70%-100% of the Group's long-term interest-bearing debt by currency with fixed interest or interest rate derivatives for the first 4 years and 0%-60% for the 5 following years. Interest-bearing debt includes external interest-bearing debt and leasing in the parent company or subsidiaries. The interest rate hedges shall be based on the targeted currency composition. Interest rate exposure in other currencies than EUR, USD and GBP shall not be hedged

Policy last updated 11 August 2015.

Hedging and long term currency exposure

POLICY

- EUR/NOK
  - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in NOK against the EUR with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year.
- USD/CAD
  - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in CAD against the USD with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year.
- USD/CLP
  - Marine Harvest shall not hedge the USD/CLP exposure

- Internal transaction hedging relating to bilateral sales contracts
  - As of 1 April 2011, all bilateral sales contracts are subject to internal currency hedging of the exposure between the invoicing currency and NOK
  - The operating entities hedge this exposure towards the parent company. In accordance with the general hedging policy, this exposure is not hedged towards external counterparties
  - The purpose of the internal hedging is to allow for a more accurate comparison between the MH Farming entities (including contribution from Sales) and peers with respect to price achievement and operational EBIT

Policy last updated 11 August 2015.

Strategic currency hedging

STRATEGIC CURRENCY HEDGING	EUR/NOK MEUR	EUR/NOK Rate
2015	44	8.50
2016	176	9.13
2017	146	9.32
P/L effect of contracts maturing in Q3	**-35**	(MNOK)
	MNOK	
Market value 30/06/2015	**11**	
Change (1)	-199	
Market value 30/09/2015	**-188**	

DESIGNATED MARKET CURRENCIES	
Norway	EUR
Chile	USD
Canada	USD
Scotland	GBP
Feed	EUR
VAP	EUR
Morpol	EUR
Faroes	EUR
Cold Water Species	NOK
Asia	USD

Fair value adjustment of biomass

- Under IFRS (IAS 41) the company is required to value biological assets at a fair market value.
- During the second half of 2011, the largest salmon farming companies in Norway, with support from audit firms, formed an industry working group where the objective was to reach a converged and improved common approach for estimating the fair value of the biomass in accordance with IAS 41.
- Following the working group's conclusions, Marine Harvest has with effect from the fourth quarter 2011, refined its calculation model. The model enhancements have been made to capture the fair value development during the lifetime of the fish in an improved manner. The revised model split the biomass into 3 groups based on size:
  - Fish below 1 kg live weight ("smolt") is valued at accumulated cost
  - Fish between 1 kg and 4 kg live weight (immature fish) incorporates a proportionate share of the expected net profit at harvest
  - Fish above 4 kg (mature fish) is valued at the expected net value
- The main drivers in the valuation are:
  - Volume of biomass (and average weight per site) at every reporting date
  - Expected cost at harvest
  - Expected value at harvest (based on externally quoted forward prices where applicable and/or the most relevant price information available for the period in which the fish is expected to be harvested)
- Operationally, the value of biomass is reported at cost. In the Group accounts, "fair value adjustments" are added to costs of each operating unit and combined, the two elements constitute the fair value of biomass. The change in "fair value adjustment" is income or expense classified on a separate line in the Profit and Loss statement in each period. This item is not included in Operational EBIT.

Tax losses carried forward (YE 2014)

Marine Harvest Group 31.12.2014 NOK million	Recognised	Unrecognised	Total
USA	69	0	69
Poland	248	51	298
France	35	256	291
Germany	14	0	14
Chile	0	310	310
Italy	0	4	4
Other	3	21	24
Total	**368**	**641**	**1 010**

* The NOL's will be used to offset taxavle profit in the countries going forward
* The utilisation of the deferred tax asset on NOL's gives rise to a tax expense in the accounts which do not normally have any cash effect

- Most of the deferred tax assets have been recognised on the statement of financial position
- The NOL's will be used to offset taxable profit in the countries going forward
- The utilisation of the deferred tax asset on NOL's gives rise to a tax expense in the accounts which do not normally have any cash effect

The Board's current authorisations

- The Board was given the following proxies at the AGM
  - General share capital increase (up to 10% of share capital)
    - Proxy to set aside shareholders pre-emption right to subscribe
  - Purchase of own shares (up to 10% of share capital)
    - Maximum price: NOK 140 per share
    - Minimum price: NOK 7.5 per share
  - Issuance of new convertible bond
    - Maximum amount: NOK 3,200m
    - Maximum number of shares to be issued as settlement: 64m
  - Authorisation to issue quarterly dividends

Sensitivities

ESTIMATED SENSITIVITIES ON ANNUAL RESULTS NOK million	OP. EBIT EFFECT	CASH FLOW EFFECT	DRIVER
Change in global average salmon price of NOK 1 (1) (2)	425	390	Annual harvest volume
Change in total harvest volume of 10,000 tonnes (2) (3)	100	92	Marginal volume
Change in global feed price of NOK 1 per kg (4) (5)	307	512	Feed consumption

Notes:
(1) Assuming all sales at spot prices, Please see contract policy and estimated contract rates in the latest quarterly presentation
(2) Normally 30 days credit on sale of salmon, effect assumes stable volume between years and across months
(3) Assuming EBIT per kg of NOK 10
(4) Annual harvest volume converted to live weight (0.83) multiplied with feed conversion ratio (1.2)
Assuming stable production and feed consumption between years and across months
(5) 60 days credit time on feed